CERTIFICATE

TO: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador

RE: Special meeting (the "Meeting") of shareholders scheduled for January 28, 2020

The undersigned, Jennifer Wagner, the duly appointed Vice President Legal and Corporate Secretary of Kirkland Lake Gold Ltd. (the "Corporation"), in such capacity and not in her personal capacity, hereby provides notice that the Corporation intends to rely on Section 2.20 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") permitting the abridgment of the times prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of NI 54-101, and hereby certifies that the Corporation has arranged to:

(a) have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101; and

(b) have carried out all of the other requirements of NI 54-101.

DATED this 23rd day of December, 2019.

KIRKLAND LAKE GOLD LTD.

Per:	(signed) "Jennifer Wagner"
Jennifer Wagner
Vice President Legal and Corporate Secretary